UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hughes Supply, Inc. Cash or Deferred Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HUGHES SUPPLY, INC.

ONE HUGHES WAY

ORLANDO, FLORIDA 32805

Hughes Supply, Inc.

Cash or Deferred Profit

Sharing Plan and Trust

Financial Statements and Supplemental Schedules

January 31, 2004 and 2003

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Index

January 31, 2004 and 2003

Page(s)
Report of Independent Registered Certified Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplemental Schedules*

Schedule H, Line 4i, Schedules of Assets (Held at End of Year)	12-13

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant directed investment transactions.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

the Hughes Supply, Inc. Cash or Deferred Profit Sharing Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hughes Supply, Inc. Cash or Deferred Profit Sharing Plan and Trust (the “Plan”) at January 31, 2004 and 2003, and the changes in net assets available for benefits for the years ended January 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) at January 31, 2004 and 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Pricewaterhouse Coopers LLP

Orlando, Florida

August 11, 2004

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

January 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value (Note 3)	$126,070,313	$84,250,501

Receivables
Interest and dividends	—	33,829
Cash and cash equivalents	11,119	26,604

Total assets	126,081,432	84,310,934

Liabilities
Excess participant contributions	198,820	223,208

Total liabilities	198,820	223,208

Net assets available for benefits	$125,882,612	$84,087,726

The accompanying notes are an integral part of these financial statements.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Statements of Changes in Net Assets Available for Benefits

Years Ended January 31, 2004 and 2003

	2004	2003
Additions to net assets
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$27,968,914	$(15,960,804)
Interest and dividends	2,113,202	1,931,694

	30,082,116	(14,029,110)
Employer contributions	4,680,235	4,599,469
Employee contributions	12,169,791	12,286,418
Employee rollover contributions	770,736	725,370

Total additions	47,702,878	3,582,147

Deductions from net assets
Benefits paid to participants or beneficiaries	8,604,166	8,539,373

Total deductions	8,604,166	8,539,373

Net increase (decrease)	39,098,712	(4,957,226)
Net assets available for benefits
Beginning of year	84,087,726	85,181,026
Transfers of assets to Plan	2,696,174	3,863,926

End of year	$125,882,612	$84,087,726

The accompanying notes are an integral part of these financial statements.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2004 and 2003

1.	Description of the Plan

The following description of the Hughes Supply, Inc. Cash or Deferred Profit Sharing Plan and Trust (the “Plan”) provides only general information regarding the Plan’s provisions in effect at January 31, 2004. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, including alternative provisions affecting only certain participants as a result of Plan amendments.

General

The Plan is a voluntary defined contribution plan established to provide retirement benefits to eligible employees of Hughes Supply, Inc. (the “Company”) including its subsidiaries, who have attained the age of 21 and completed 90 days of service. Leased employees and nonresident aliens with no United States income are not eligible to participate in the Plan. Also, unless the Board of Directors provides otherwise, union employees covered under a collective bargaining agreement are not eligible to participate in the Plan unless such collective bargaining agreement specifies eligibility. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (“ERISA”).

As of April 1, 2003, the employees of Electric Laboratories and Sales Corporation (“ELASCO”) who are covered under a collective bargaining agreement have been designated as eligible to participate in the Plan. These employees who have attained the age of 21 and have been credited with one year of service are eligible to participate in the Plan.

Effective April 2003, the net assets of the Electric Laboratories and Sales Corp. Profit Sharing Non-Union Plan and the Electric Laboratories and Sales Corporation Profit Sharing Non-Union Plan were merged with and into the net assets of the Hughes Supply, Inc. Cash or Deferred Profit Sharing Plan and Trust.

Effective January 2003, the net assets of the Utiliserve, Inc. Retirement Plan were merged with and into the net assets of the Hughes Supply, Inc. Cash or Deferred Profit Sharing Plan and Trust.

Assets of the Plan are held and invested according to participant direction, except for those described in Note 4, by Putnam Fiduciary Trust Company (the “Trustee”).

Limited Partnerships

The Plan’s investments with Limited Partnerships include real estate maintained in the Schrimsher Land Funds (Schrimsher Land Fund III, Ltd; Schrimsher Land Fund V, Ltd.; Schrimsher Land Fund VI, Ltd.; and Schrimsher Land Fund VIII, Ltd.).

Contributions

Each year, participants may contribute from 2% to 95% of their pre-tax annual compensation and may change this contribution percentage prior to any pay period interval throughout the Plan year. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Contributions of non-periodic deferrals, such as bonuses, may also be made, subject to limitations of the Plan. Participants direct their contributions into various investment options offered by the Plan. Total participant contributions are subject to limitations imposed by the Internal Revenue Code.

The Company matches 50% of the participant’s contribution up to 6%. Additional amounts may be contributed by the Company at the discretion of the Company’s board of directors in the form of a matching or profit sharing contribution. No additional amounts have been contributed during the Plan years ended January 31, 2004 and 2003.

Participant Accounts

Each participant account is credited with the participant’s contributions, a pro rata share of the Plan’s earnings, and any employer contributions. Plan earnings are allocated based upon the participant’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2004 and 2003

Vesting

Participants are immediately vested in their voluntary contributions and rollover contribution accounts to the Plan plus actual earnings thereon. If an employee’s date of hire was on or before August 1, 2000, the Company’s contributions and earnings (losses) thereon are one hundred percent (100%) vested. For employees with a hire date after August 1, 2000, the Company’s contributions and earnings (losses) thereon become vested according to the following vesting schedule:

Years of Service	Vested Percentage
Less than 1 year	0%
1	20%
2	40%
3	60%
4	80%
5 or more years	100%

Company discretionary contributions and earnings (or losses) thereon become vested according to the following schedule:

Years of Service	Vested Percentage
Less than 3 years	0%
3	20%
4	40%
5	60%
6	80%
7 or more years	100%

The Company’s discretionary contributions and earnings thereon for employees of ELASCO become vested according to the following schedule:

Period of Service	Vested Percentage
Less than 2 years	0%
2	20%
3	40%
4	60%
5	80%
6	100%

In addition, participants may become fully vested in the Company’s contribution portion of their account balance upon: (1) attaining normal retirement age; (2) death; (3) disability; or (4) termination of the Plan.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2004 and 2003

Payment of Benefits

The Plan provides for benefit distributions (either as an annuity, installment or lump sum) to Plan participants or the beneficiaries of their vested account balance upon termination of employment, disability or attainment of age 59 1/2. If the value of a vested account is not greater than $5,000 prior to inclusion of rollover or direct transfer contributions when employment is terminated, the benefit will automatically be distributed to the participant following the date of termination.

Distributions from the Plan are made in accordance with the Internal Revenue Code.

Hardship Withdrawals

Participants are able to withdraw all or part of their vested account including savings contributions (but none of the income earned on such contributions) if they have a financial hardship. Hardship withdrawals are permitted at the discretion of the Plan committee. Once a hardship withdrawal is granted, a participant may not make savings contributions for a period of six months.

Loans

Loans are not permitted in the Plan unless they are transferred in conjunction with the merger of assets of another plan.

Investment Options

A participant may direct contributions in any of several investment options offered by the Plan. The Plan currently offers as investment options thirteen mutual funds, two common trust funds and common stock of Hughes Supply, Inc.

Forfeitures

Forfeitures of nonvested accounts of terminated participants serve to (1) fund any Company contributions which were not previously made due to a mistake of fact on the part of the Company; (2) fund employer contributions; or (3) restore the accounts of participants who are reemployed.

Forfeited nonvested accounts at January 31, 2004 and 2003 were approximately $101,700 and $37,700, respectively.

Special Stock Provisions

If participants self-direct a portion of their account balance into the Hughes Common Stock Fund, the following special rules apply.

•	If the Company declares a cash dividend on the Hughes Supply, Inc. common stock, the Committee may direct that the cash dividend be paid directly to the participant (outside the Plan), paid to the Plan and then distributed to the participant (outside the plan), or upon the participant’s election, paid to the participant (outside the Plan), paid into the participant’s Plan account or reinvested in additional Company common stock.

•	Participants will be permitted to vote shares of any common stock held in their Plan account.

•	Participants may demand that when they take a distribution from their account, that the portion of their account invested in Company common stock be distributed to them in the form of Company common stock.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2004 and 2003

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Plan Investments

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in common stock. Shares of mutual funds and common collective trust are valued at the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded as of the trade date. Interest income is accrued as earned, and dividend income is recorded as of the ex-dividend date. The Plan’s investments in limited partnerships are valued based upon the fair market value of the underlying assets held by the limited partnerships. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Participant loans are valued at cost, which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost and also pays certain other administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets, liabilities and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is possible that changes in risks in the near term would materially affect participant account balances, and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Plan is exposed to credit loss in the event of nonperformance by the investment managers of the funds; however, the Plan does not anticipate nonperformance by the investment managers.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2004 and 2003

Scope of Report by Independent Registered Certified Public Accounting Firm

The January 31, 2003 amounts were audited by other Independent Certified Public Accountants whose report dated August 7, 2003 was limited in scope pursuant to 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These financial statements have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America and are included herein. There were no adjustments to the previously reported amounts.

3.	Investments

The following table presents the fair value of investments at January 31, 2004 and 2003:

	2004	2003
Investments, at fair value
Mutual funds	$91,075,663	$60,371,140
Hughes Supply, Inc. common stock	16,310,871	8,396,311
Common collective trusts	18,277,146	15,012,935
Limited partnerships	318,000	346,000
Participant loans	88,633	124,115

Total	$126,070,313	$84,250,501

During 2004 and 2003, the Plan’s investments, including gains and losses of investments bought and sold, as well as held during the year, appreciated (depreciated) in value, as follows:

	2004	2003
Mutual funds	$18,523,433	$(13,693,786)
Common collective trusts	873,251	(459,915)
Hughes Supply, Inc. common stock	8,600,230	(1,831,603)
Limited partnerships	(28,000)	24,500

Total	$27,968,914	$(15,960,804)

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2004 and 2003

The following individual investments represent 5% or more of the net assets available for Plan benefits at January 31, 2004 and 2003:

	2004	2003
Hughes Supply, Inc. common stock	$16,310,871	$8,396,311
PIMCO Total Return Fund	9,451,841	8,160,133
Putnam Asset Allocation Balance Fund	8,706,272	6,325,957
Putnam Asset Allocation Growth Fund	12,487,364	8,864,313
The Putnam Fund for Growth and Income	13,527,853	9,086,383
Putnam Growth Opportunities Fund	14,160,042	10,065,507
Putnam Stable Value Fund	14,397,082	12,872,202
Van Kampen Aggressive Growth Fund	11,218,854	7,106,199

The Plan’s investments are held, invested and administered by Putnam Trust Company, pursuant to a trust agreement dated February 1, 2001.

Investment earnings are automatically reinvested into the fund from which they were derived.

Each participant files an election designating the proportion in which contributions on his or her behalf are allocated between the funds. Participants may change their election or transfer monies between certain funds at any time.

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2004	2003
Net assets
Investments
Limited partnerships	$318,000	$346,000

Total assets	318,000	346,000

Liabilities
Accounts payable and accrued expenses	—	—

Total liabilities	—	—

Net assets	$318,000	$346,000

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2004 and 2003

	Year Ended January 31,
	2004	2003
Changes in net assets
Additions
Net (depreciation) appreciation in fair value of investments	$(28,000)	$24,500

Total additions	(28,000)	24,500

Deductions	—	—

Transfers to participant-directed investments	—	—

Net (decrease) increase	$(28,000)	$24,500

5.	Tax Determination

The Internal Revenue Service has determined and informed the Company by a letter dated November 17, 2003 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Amendment or Termination

While the Company has not expressed any intent to discontinue the Plan, it reserves the right to amend or terminate the Plan at any time subject to the terms of the Plan agreement. If the Plan is terminated, the interest of the participants would become fully vested and nonforfeitable.

7.	Party-in-Interest Transactions

Certain Plan investments include shares of Company stock, mutual funds and common trust funds managed by the Trustee. The Plan purchased approximately 104,000 and 91,000 shares of the Company’s common stock during the years ended January 31, 2004 and 2003, respectively, and sold approximately 112,000 and 92,000 shares of the Company’s common stock during the years ended January 31, 2004 and 2003, respectively. Fees for the services rendered by parties-in-interest were based on customary rates for such services, and were paid by the Plan sponsor. Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption exists. Putnam Trust Company, the Trustee, is a party-in-interest as defined by ERISA as a result of investing Plan assets in its funds and accounts and providing management services. However, such transactions are exempt under Section 408(b)(8) and are not prohibited by ERISA.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2004 and 2003

8.	Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments. Approximately 13 percent and 10 percent of the net assets available for benefits were held in Company stock at January 31, 2004 and 2003, respectively. These assets are exposed to market risk from changes in the market value of such shares.

9.	Registration of Filing Shares and Filing Requirements

In June 1998, the Plan’s sponsor filed a registration statement on Form S-8 to register 250,000 shares of the Plan sponsor’s common stock to be acquired by Plan participants pursuant to the Plan and the interests of those participants in the Plan. Subsequent to filing the registration statement, the Plan did not file annual reports on Form 11-K. In addition, the Plan participants acquired in excess of 250,000 shares of common stock of the Plan sponsor pursuant to the Plan. Consequently, the acquisition by the Plan’s trustee for the benefit and at the direction of Plan participants of shares of common stock of the Plan sponsor, as well as the interests of participants in the Plan, may not have been registered in compliance with applicable securities laws.

The Plan sponsor may be subject to claims for rescission of acquisitions of shares of the Plan sponsor’s common stock under applicable securities laws during the one year following the date of acquisition of the shares, the statute of limitations period that the Plan sponsor believes may apply to claims for rescission under applicable federal laws. Based upon the Plan sponsor’s preliminary investigation, the Plan sponsor currently believes that approximately 77,600 shares of its common stock may have been transferred to 401(k) plan participants since August 1, 2003 and, if subject to rescission, would have an aggregate repurchase price of approximately $3.8 million, plus interest. The Plan sponsor may also face penalties in connection with these matters and could be subject to claims for rescission for acquisitions prior to the one-year period statute of limitations period.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

January 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment (including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American EuroPacific Growth Fund	Mutual fund	N/A	$3,094,126
	Dodge & Cox Stock Fund	Mutual fund	N/A	2,399,495
*	Hughes Supply, Inc. common stock	Common stock	N/A	16,310,871
	Montag & Caldwell Growth Fund	Mutual fund	N/A	987,596
	PIMCO Total Return Fund	Mutual fund	N/A	9,451,841
*	Putnam Asset Allocation Balanced Fund	Mutual fund	N/A	8,706,272
*	Putnam Asset Allocation Conservative Fund	Mutual fund	N/A	2,570,083
*	Putnam Asset Allocation Growth Fund	Mutual fund	N/A	12,487,364
*	The Putnam Fund for Growth and Income	Mutual fund	N/A	13,527,953
*	Putnam Growth Opportunities Fund	Mutual fund	N/A	14,160,042
*	Putnam International Growth Fund	Mutual fund	N/A	3,124,119
*	Putnam S & P 500 Index Fund	Common/collective trust	N/A	3,880,064
*	Putnam Stable Value Fund	Common/collective trust	N/A	14,397,082
	Templeton Developing Markets Trust	Mutual fund	N/A	3,315,938
	UAM ICM Small Company Fund	Mutual fund	N/A	6,031,980
	Van Kampen Aggressive Growth Fund	Mutual fund	N/A	11,218,854
	Real Estate Investment	Real estate**	$500,000	318,000
*	Participants	Participant loans maturing from 6/03 to 5/18, at 5% to 10.5% interest rate	N/A	88,633

				$126,070,313

*	A party-in-interest

**	Includes the following limited partnerships: Schrimsher Land Fund III, Ltd.; Schrimsher Land Fund V, Ltd.; Schrimsher Land Fund VI, Ltd.; and the Schrimsher Land Fund VIII, Ltd.

Note: Cost information not required as per Special Rules for certain participant-directed transactions

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

January 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment (including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American EuroPacific Growth Fund	Mutual fund	N/A	$1,591,757
	Van Kampen Aggressive Growth Fund	Mutual fund	N/A	7,106,199
*	Hughes Supply, Inc. Common Stock	Common Stock	N/A	8,396,311
	Montag & Caldwell Growth Fund	Mutual fund	N/A	444,030
	PIMCO Total Return Fund	Mutual fund	N/A	8,160,133
	Templeton Developing Markets Trust	Mutual fund	N/A	1,518,412
	Dodge & Cox Stock Fund	Mutual fund	N/A	293,431
	UAM ICM Small Company Fund	Mutual fund	N/A	2,920,079
*	The Putnam Fund for Growth and Income	Mutual fund	N/A	9,086,383
*	Putnam Growth Opportunities Fund	Mutual fund	N/A	10,065,507
*	Putnam Asset Allocation Growth Fund	Mutual fund	N/A	8,864,313
*	Putnam Asset Allocation Balanced Fund	Mutual fund	N/A	6,325,957
*	Putnam Asset Allocation Conservative Fund	Mutual fund	N/A	2,069,320
*	Putnam S & P 500 Index Fund	Common/collective trust	N/A	2,140,733
*	Putnam Stable Value Fund	Common/collective trust	N/A	12,872,202
*	Putnam International Growth Fund	Mutual fund	N/A	1,925,619
	Real Estate Investment	Real estate**	$500,000	346,000
*	Participants	Participant loans maturing from 6/03 to 9/07, at 7% to 10%interest rate	N/A	124,115

				$84,250,501

*	A party-in-interest

**	Includes the following limited partnerships: Schrimsher Land Fund III, Ltd.; Schrimsher Land Fund V, Ltd.; Schrimsher Land Fund VI, Ltd.; and the Schrimsher Land Fund VIII, Ltd.

Note: Cost information not required as per Special Rules for certain participant-directed transactions

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

HUGHES SUPPLY, INC. CASH OR DEFERRED PROFIT SHARING PLAN AND TRUST

By:	/s/ DAVID BEARMAN
David Bearman
Executive Vice President and Chief Financial Officer of Hughes Supply, Inc.,
Plan Administrator
(Principal Financial and Accounting Officer)

Date:	August 13, 2004

Exhibit 23.1

Consent of Independent Registered Certified Public Accounting Firm

The Board of Directors

of Hughes Supply, Inc.:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Hughes Supply, Inc. (filed under Securities and Exchange Commission File No. 333-57977) of our report dated August 12, 2004 relating to the financial statements and supplemental schedule of the Hughes Supply, Inc. Cash or Deferred Profit Sharing Plan and Trust, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

August 13, 2004